Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$148,916,365.65 (1)	$147.60 (2)	$21,980.05

Fees Previously Paid	-		—

Total Transaction Valuation	$148,916,365.65 (1)

Total Fees Due for Filing			$21,980.05

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$21,980.05

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)

Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.

Table 2 – Fee Offset Claims and Sources

Not applicable.

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